Filed by Alchemy Investment Acquisition Corp. 1 pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Alchemy Investment Acquisition Corp. 1

Commission File No. 001-41699

On Monday, August 25, 2025, Alchemy Investment Acquisition Corp. 1 (the “Company”) published the following post on Linkedin:

On Monday, August 25, Vittorio Savoia, Co-Chief Executive Officer of the Company, published the following on LinkedIn:

On Monday, August 25, 2025, the Company published the following post on Linkedin:

On Wednesday, August 27, 2025, the Company published the following post on Linkedin: